May 23, 2005

Via Facsimile 212.698.3599 and U.S. Mail

Morris Orens, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112

RE:	The Neptune Society, Inc.
	Schedule 13E-3
	Filed: April 26, 2005 by BG Capital Group Ltd.,
	Brooklyn Holdings LLC
	and Robert Genovese
	File No. 5-61997

Dear Mr. Orens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1. The Schedule 13E-3 does not include information regarding the anticipated dissemination of the disclosure document to security holders. As the proposed transactions involve purchases by an affiliate group, the affiliated group must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not more than 20 days prior to the date of such purchase. Please advise us, with a view toward disclosure, how the affiliated group intends to comply with the dissemination requirements with respect to any initial purchase and subsequent purchases.

2. We note the affiliated group intends to make purchases of the subject class from time to time. In the absence of disclosure to the contrary, it appears that the affiliated group has determined that the filing of the initial Schedule 13E-3 and subsequent amendments will satisfy their filing and disclosure obligations and otherwise fully complies with Rule 13e-3 with respect to this anticipated series of purchases. Please confirm that the affiliated group intends to make a new fairness determination each time it anticipates making a new purchase in the series. In addition, advise us, with a view toward corrective disclosure, whether the affiliated group intends to file and disseminate an amendment to the Schedule 13E-3 before any additional purchases occur in the series.

3. Revise to include a prominent legend on the outside cover page that indicates neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosures in the document. The legend also must make clear that any representation to the contrary is a criminal offense. See
Rule 13e-3(e)(iii).

4. We could not locate the "Special Factors" section. Please revise to include this information. The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

5. The telephone number listed for Mr. Orens is incorrect. Please revise.

6. Provide us with a legal analysis for why the filing fee that has been paid is in compliance with the statute and rules that govern the filing of this schedule.

Item 1

7. A summary term sheet may not only generically describe the price and no other terms of the proposed transactions. A summary term sheet, among other things, must also appear in bullet point format. If and when the filing is amended to include a summary term sheet, please confirm that the term sheet will fully comply with Item 1001 of Regulation M-A. See Rule 13e-3(e)(i).

Item 2

8. Advise us why the reverse stock split that was effectuated on or about May 19, 2000, did not comply with Rule 13e-3.

Item 5

9. Revise to describe any negotiations or material contracts concerning the matters referred to in this section, or advise.
See Item 5(b) and (c) of Regulation M-A.

10. Advise us whether consideration was given to complying with Rule 13e-3 for the transactions that have been identified that occurred on April 27, 2004 and February 2, 2005.

Item 7

11. Item 7(d), if and when amended, must disclose all of the benefits and detriments of the transaction to the issuer and the affiliated parties. For example, this section must discuss the fact that the issuer will be the direct, and the affiliated group the indirect, beneficiaries of projected net savings for terminating registration under the Exchange Act. Quantify your response to the extent possible. See Instruction 2 to Item 1013 of Regulation M-A.

12. We note Neptune suffered an operating loss in 2003. Disclose, if true, that the affiliate group will benefit from the Company`s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Closing Comments

	Please file an amended Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the issuer, its management and its affiliates are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* The filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions